August 31, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   John Dana Brown, Office of Transportation and Leisure

Re:     X Rail Entertainment, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 2, 2017
File No. 333-218746

Ladies and Gentlemen:

On behalf of X Rail Entertainment, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of August 16, 2017.

General

1.
We note your press release dated July 25, 2017 announcing a $10 million Stock Purchase agreement with GHS Investments LLC. Please file this agreement as an exhibit to the registration statement and describe its material terms or advise.

Response:

The agreement mentioned in the press release relates to an equity line. The Company does not intend to file a registration statement for or to utilize this equity line. As such, this agreement is not material to the Company and has not been filed with or disclosed in the registration statement.

2.	Please update your financial statements and consent in accordance with Article 8-08 of Regulation S-X.

Response:

The financial statements and consents have been updated in accordance with the Staff's comment.

Unaudited Interim Financial Statements for the Quarterly Period Ended March 31, 2017

Note 3 – Property and Equipment, page 52

3.
We note your response to our prior comment 9 that no depreciation has been taken on the rail cars because the X Wine Railroad used leased cars. In this regard, please explain why no disclosure has been provided regarding such leased assets and revise your footnotes to the financial statements to include the disclosures required by ASC 840-20-50 assuming the leased rail cars are under operating leases.

Response:

As reflected in the revised disclosure in the S-1, the X Wine Railroad does not currently run regularly, and when the X Wine Railroad ran regularly, it was on a monthly basis. As such, the Company has always leased cars for it when needed on a per-run basis. Thus, the Company does not have operating lease for the cars, and has not taken any depreciation on leased assets.

4. We note you have recorded rail cars (not in service) of $839,460, $833,160 and $750,000 on your balance sheets as of March 31, 2017, December 31, 2016 and 2015, respectively with no accumulated depreciation recorded to date. For each period presented, please describe for us in detail the facts and circumstances surrounding why depreciation on your rail cars has not commenced and why you believe your accounting treatment is appropriate. Depreciation should begin when the property is available and ready for use. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusion. Please be detailed in your response to us.

Response:

The Company acquired rail cars in December of 2015 for $750,000, with plans to retrofit and upgrade them such that they could be put into service. However, the Company has been unable to retrofit and upgrade the cars to date, due to lack of sufficient funds. As such, since the Company acquired the cars, the cars have not been in a condition where they are ready for use.

Financial Statements for the Year Ended December 31, 2016

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 62

5.	We note your response to our prior comment 10. Please revise your footnote to include information required by ASC 280-10-50-21a.

Response:

The footnote has been revised to include information required by ASC 280-10-50-21a in accordance with the Staff's comment.

6. We note your revised footnote in response to our prior comment 11, which includes a statement that there is substantial doubt about your ability to continue as a going concern one year after the March 31, 2017 financial statements. Please be advised that your statement should be based upon one year after the date the financial statements were issued not as of the latest balance sheet date. Financial statements are considered issued when they are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with GAAP. Please revise notes to your financial statements and interim financial statements accordingly.

Response:

The notes have been revised in accordance with the Staff's comment.

Note 8 – Income Taxes, page 67

7.
We note your response to our prior comment 13 but do not consider your revisions to fully address our comment. In this regard, please provide the disclosures required by public entities, specifically ASC 740-10-50-6 and 50-12.

Response:

Note 8 has been revised in accordance with the Staff's comment.

Very Truly Yours,

/s/ Jeff Cahlon

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